NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
Rider No. #6
To be attached to and form part of Investment Company Blanket Bond No. 6214302 in favor of The Endowment Master Fund L.P..
1.	In consideration of the additional premium of $1,235, it is hereby understood and agreed that Item 3 of the Declaration Page is deleted in its entirety and replaced with the following:
Item 3. Limit of Liability —
     Subject to Section 9, 10, and 12 hereof:

		Limit of Liability	Deductible Amount
Insuring Agreement A	— FIDELITY	3850000	0
Insuring Agreement B	— AUDIT EXPENSE	25000	0
Insuring Agreement C	— ON PREMISES	3850000	10000
Insuring Agreement D	— IN TRANSIT	3850000	10000
Insuring Agreement E	— FORGERY OR ALTERATION	3850000	10000
Insuring Agreement F	— SECURITIES	3850000	10000
Insuring Agreement G	— COUNTERFEIT CURRENCY	3850000	10000
Insuring Agreement H	— STOP PAYMENT	25000	0
Insuring Agreement I	— UNCOLLECTIBLE ITEMS OF DEPOSIT	25000	0

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J	— COMPUTER SYSTEMS	3850000	10000
Insuring Agreement K	— UNAUTHORIZED SIGNATURES	25000	0
Insuring Agreement L	— AUTOMATED PHONE SYSTEMS
Insuring Agreement M	— TELEFACSIMILE
If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.
2.	Nothing herein shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond other than as above stated.

3.	This rider shall become effective as of 12:01 a.m. on 09/30/07 standard time as specified in the attached bond.

By:
Authorized Representative

FIDELITY BOND AGREEMENT
     This Agreement is made as of the 17th day of March, 2005 by and among The Endowment Registered Fund, L.P., a Delaware limited partnership, The Endowment TEI Fund, L.P, a Delaware limited partnership, and The Endowment Master Fund, L.P., a Delaware limited partnership.
WITNESSETH:
     WHEREAS, The Endowment Registered Fund, L.P., The Endowment TEI Fund, L.P., and The Endowment Master Fund, L.P. (collectively, the “Funds”) are management investment companies registered under the Investment Company Act of 1940 (the “Act”); and
     WHEREAS, the Funds jointly hold a fidelity bond required by the Act and Rule 17g-1 promulgated thereunder under which the Funds are named insureds; and
     WHEREAS, Rule 17g-1 requires that the named insureds under such a bond enter into an agreement with respect to certain matters;
     NOW THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:
     1. Description of Bond. National Union Fire Insurance Company has issued a fidelity bond in the amount of $1,050,000 that designates the Funds as named insureds (the “Bond”). The amount of the Bond may be adjusted from time to time, and any such adjustment shall be reflected in a schedule attached to this Agreement.
     2. Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by one or more of the Funds, each Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).
     3. Term. The terms of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond or upon notice from any party hereto.
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

THE ENDOWMENT REGISTERED FUND, L.P.
By:	/s/ A. Haag Sherman
	Name:	A. Haag Sherman
	Title:	Principal Executive Officer

THE ENDOWMENT TEI FUND, L.P.
By:	/s/ A. Haag Sherman
	Name:	A. Haag Sherman
	Title:	Principal Executive Officer

THE ENDOWMENT MASTER FUND, L.P.
By:	/s/ A. Haag Sherman
	Name:	A. Haag Sherman
	Title:	Principal Executive Officer